FIREPIE

Technology   Food Tech   B2C   Logistics   Food

Wood-fired pizza delivered in about 15 minutes - the new convenience.

🐦 f ⓘ **FIREPIE.COM**   SAN FRANCISCO CALIFORNIA




People want more simplicity, quality, and convenience in their busy lives. I created Firepie to provide this.

Rick Richman Founder CEO @ FIREPIE

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Why you may want to support us...

1   The perfect convergence of product, process and technology

2   A game changing solution for a massive market

3   A market with regular M&A activity

The founder

MAJOR ACCOMPLISHMENTS

   **Rick Richman**
Founder CEO
Founded Firepie as an experiment in 2016. Reached over $1M in revenue in the first 12 months.


Why people love us

He was very confident and detailed oriented when he presented his plan. He has maintained constant contact with his investors and is still working hard to achieve his goals.

Bichara Endrawos

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In the news



SFA News Live: Rick Richman, Firepie, on the Connection of Fast Casual and Tech

Rick Richman is the founder and CEO of Firepie, a San Francisco food tech company that cooks and delivers wood-fired pizza in fifteen minutes from a mobile app.

January 21, 2020 @ youtube.com

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Downloads

Firepie Overview 2020.pdf

Why I started Firepie

I have always been obsessed with convenience. As a kid, my mind would spin with ideas on how to make simple things work better. I would take my bicycle and my Tonka toys apart and try to modify them. It rarely worked. But occasionally it did. That made me happy.

I was also a rebellious teenager but eventually got my act together to go to college. My plan was to go to law school.

While in college I worked at California Pizza Kitchen now known as CPK, as a server. It was an innovative rapidly growing fast-casual dining concept centered around a Pasquini Italian wood-burning pizza oven that heated up to 750 degrees.

One evening I forgot to order a BBQ chicken pizza for one of my customers. I rushed the order. I went to the expediting station and timed it. It took about 90 seconds to cook that pizza. Being obsessed with convenience I thought to myself, "That is faster than cooking a hamburger, why not do a drive-through version of this?" I spent the summer working on my business plan to unleash the convenience potential of these high temp wood-burning ovens. I was also accepted into the CPK management training program and learned about scalable operations. I thrived.

The years since are a blur. Although I never raised the money for my drive-thru pizza concept, that dream stayed with me in the back of my mind and heart. I did move from Los Angeles to Northern California to help start a wood-fired pizza chain but then went into mobile technology. At that time I saw a future when mobile devices and data would eventually converge. For the last decade leading up to the winter of 2015, and starting Firepie I was selling mobility software to fortune 1000 companies, mostly related to routing and logistics.

The decision

In the winter of 2015 while sitting on my couch after being laid off from a tech startup that eventually failed, I had a moment to reflect. I remember experiencing a feeling from deep inside. It was my younger self I think, revisiting like an old friend gently reminding me that I had lost my way.

In this mindset going back to my obsession with convenience, I asked myself a question. "Can I deliver a wood-fired pizza in 15 minutes?". It took three months using some complex software, but I eventually figured it out. In this process, I also inadvertently created a revolutionary distribution model that solves the riddle of the last mile of on-demand food delivery in major cities. So, with my savings, credit cards, and some seed investment from a great friend that really got what I was doing (who happened to work at Black Rock and did predictive financial modeling) I risked all and started **Firepie.**

Could it be done and will there be demand?

On June 1st, 2016 Firepie launched operations. It was me alone in a custom-designed pizza trailer with a massive built-in 900-degree Italian wood-burning oven and a laptop. We call these portable pizza kitchens nodes. I was terrified. I had no idea what the future would hold. That first month we did about $3000 in sales. We couldn't cover the rent.

Yes

Last month we sold a bit over $90,000 and **Firepie** now has over 15 team members.

Here's some metrics

- In 2019, repeat orders represent 75% of orders each month

- New customer acquisition has grown by 15% since the beginning of 2019

- Average order total is up 5% this year

- Each month in 2019, 10% of our orders have been from customers that migrated from third-party platforms to our current mobile platform and apps, lowering the cost of thsose transactions from 27% per order to 3%

- CLV of our retained direct customers is averaging $301.

- With no real marketing budget, our single proof of concept reached $1.1M in revenue for 2019.

- Firepie avg delivery time (from order to delivered) is 17.6 minutes.

- 4.5 stars on Yelp

- 3500 customers have the **Firepie** (Powered by ChowNow) mobile app

Investor Q&A

What does your company do? ⌄

— COLLAPSE ALL

Wood-fired pizza delivered on-demand in about 15 minutes.

Where will your company be in 5 years? ⌄

In five years, our objective is to reach $50M to $100M in revenue with 22% EBIDTA.

Why did you choose this idea? ⌄

People want more simplicity, quality, and convenience in their busy lives. I created Firepie to provide this.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Millenials; our biggest customer demand more simplicity, quality, speed. This is the direction of the industry. With AI, automation, and robotics linked to Firepie's existing simple menu, revolutionary operational model and logistics software, Firepie has a window to unseat the incumbent high-quality pizza brands. These companies have not been focused on convenience.

What is your proudest accomplishment? ⌄

Risking all, leaving software sales, and pursuing my dream creating Firepie, which now has a cult following.

How far along are you? What's your biggest obstacle? ⌄

We are at $1.2M in revenue annually with our single proof of concept location. I need capital to grow market share, expand our experience footprint, secure the best talent, and introduce automation.

Who are your competitors? Who is the biggest threat? ⌄

Zume Pizza was the only company focused on logistics and high-speed pizza. They were using a different operational model than Firepie.

What do you understand that your competitors don't? ⌄

To build a great brand with high growth, it requires three pillars: Quality, Simplicity, and Speed. We have not found other pizza companies hitting all three of these areas.

How will you make money? ⌄

Our revenue is transactional. Subscription will be introduced in our technology features as part of future capital deployments.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The $40B annual pizza market in the US is highly competitive. If the Firepie experience isn't scaled rapidly others can come in and try to copy the Firepie concept before Firepie is fully leading in two major markets. If automation and robotics don't experience the continued trend of downward pressure on cost Firepie will still have to depend more than 50% on people for repetitive tasks. Labor costs are rising and this could impact the success of Firepie.

What do you need the most help with? ⌄

Capital, partnerships with emerging robotics and automation companies, experienced talent to scale operations and marketing, continuing our technology build that will generate viral growth and cash flow.

What would you do with the money you raise? ⌄

In this round, we will be focusing on hitting profitability and growing customer acquisition. Our CLV for new customers that order three times within 60 days when they activate on our platform is $301. This capitalization will afford Firepie the ability to grow this customer base spending on hyper-targeted advertising on FB, Instagram and street team deployments.

52.5% Operating capital (inventory, payroll, admin expenses)

30% Marketing growth spend,

10% Technology upgrades

7.5% Wefunder intermediary fee